Exhibit 4.9

SERVICE AGREEMENT

between

Renesola Deutschland GmbH

LyonerStraße 15, 60528 Frankfurt am Main, represented by its shareholders, these represented by MrXianshouLi on the basis of power of attorney

(“Company”)

and

[                                                          ]

(“[Title]”)

Company and [Title] hereinafter collectively referred to as the “Parties” and each a “Party”.

Whereas

(A)	[Title] has been appointed [Title] of the Company before.

(B)	The service agreement in existence so far shall now fully terminate and be replaced by this service agreement effective (“Effective Date”).

NOW THEREFORE, in consideration of the recitals herein contained, which form a full and integral part of this Agreement, the Parties hereby agree and covenant as follows:

1.	Service Agreement

1.1.	Appointment as [Title]: [Title] continues to be appointed [Title] of the Company.

1.2.	Place of Office: [Title] has its office at the respective seat of the Company, currently Frankfurt am Main.

1.3.	Management of the Company: [Title] shall conduct the Company’s business in accordance with applicable law, the company’s Articles of Association and shareholder resolution as amended over time, the provisions of this Service Agreement, any applicable management rules of procedure as amended over time and in accordance with directives given by the Shareholder Meeting.

Need for Approval: [Title] requires the explicit prior consent of the Shareholder Meeting, or of the representatives of the Shareholder Meeting appointed for that purpose, for any and all transactions and measures that exceed the ordinary course of business of the Company. This shall include in particular (but not be limited to):

a) the divestiture, closure, establishment, setting up, split up or merger of a shop, a branch or a business unit (or a substantial part of any of the aforementioned) of the Company or of an Affiliated Company;

b) the divestiture or the encumbrance of an enterprise, or any interest in such enterprise, of the Company or an Affiliated Company;

c) the acquisition of an enterprise or any interest in any enterprise;

d) the acquisition, divestiture or encumbrance of any real estate or rights in any real estate;

e) the assumption of any suretyships or guarantees of any kind;

f) the utilization or granting of loans or securities of any kind which exceed US$5,000.00 and are not in the ordinary course of business;

g) the conclusion, amendment or termination of contracts that burden the Company or any Affiliated Company;

h) the hiring, the termination, the promotion, the amendment of terms and conditions of service or employment, of any employees, freelancers or other independent service providers;

i) the conclusion, the termination or the amendment of any contract of service with commercial agents or distributors;

j) the granting or revocation of any full power of attorney and commercial power of attorney;

k) the granting or the termination of any mandate to any lawyer, tax lawyer or accounting firm.

The requirement of explicit prior approval extends to any obligation to enter into any of the transactions referred to in lit. a) through k).

The above list of transactions and measures requiring explicit prior approval can at any time be extended or restricted by resolution of the Shareholder Meeting.

1.4.	European Projects: [Title] will also be responsible for the full execution of the power plant projects in Europe, from project development to commercial operations and closeout. He will in particular manage the business development, project evaluations, design, permitting, procurement, implementation and closeout of solar power plant projects in Europe.

1.5.	Devotion of entire working capacity: [Title] shall devote its entire working capacity to the Company and shall promote the Company’s interest to the best of its abilities. To the extent required by the Company’s welfare, [Title] shall be available to the Company beyond the business hours.

1.6.	Other Activities: [Title] shall devote his entire working capacity and professional knowledge and expertise exclusively to the Company. Acceptance of any other paid or unpaid secondary employment including, but not limited to, any appointment as member of a supervisory board, advisory board or similar body shall only be permissible if the prior written consent of the Advisory Board is given.

1.7.	Assumption of additional Offices: At the request of the Shareholder Meeting, [Title] shall without any additional remuneration assume management board, supervisory board or similar offices in companies which are, in the meaning of § 15 et seq. German Stock Corporation Act, affiliated with the Company (“Affiliated Companies”) and functions in associations and organizations in which the Company is a member. Upon request of the Shareholder Meeting, [Title] shall resign from any office and function or activity accepted in the interests of the Company or any Affiliated Company and he shall use his best efforts that the persons nominated by the Company or the Affiliated Company shall succeed him in the offices and functions or activities.

1.8.	Non-competition: [Title] agrees, for the term of his service relation, not to enter into any business transactions, neither on his own behalf or on behalf of third parties, in any area in which the Company or any Affiliated Company is active. Furthermore, [Title] is prohibited from directly or indirectly establishing, purchasing or participating in a company that is in competition with or has substantial commercial relations to the Company or any Affiliated Company. Holdings of up to 1% in publicly listed companies are not considered as such participation.

1.9.	Inventions etc.: Inventions by [Title] shall be handled in accordance with the applicable provisions of the German Employee Invention Act (GesetzüberArbeitnehmererfindungen). The Company has the exclusive right to implement technical or organizational improvements proposed by the [Title] without further remuneration.

1.10.	Annual Leave: [Title] shall be entitled to 30 working days of paid vacation per year. Saturdays, Sundays and public holidays at the seat of the Company are not working days. The timing of each vacation period shall be agreed upon with any other [Title](s) of the Company timely in advance and in consideration of the Company’s business interests. [Title] not obliged to be accessible on short notice during his vacation time unless it is to be expected that certain decisions must be taken during the vacation time by him. If the vacation cannot be fully taken in a certain calendar year, such vacation time shall be credited to the following year. In this case the vacation shall be taken in the first quarter of the next calendar year; after the first quarter of such next calendar year entitlement to the respective vacation shall expire, unless taking of the vacation was not possible due to urgent business matters.

2.	Remuneration

2.1.	Compensation: As compensation for his services, [Title] shall receive

(a) a fixed annual salary in the gross amount of EUR                             payable in 12 equal installments at the end of each month and

The Company will review the fixed annual salary in regular intervals.

2.2.	Company Car: For the time of his appointment, the Company shall provide [Title] with a company car for official and private use. Any taxes payable on such benefit in kind granted in the form of private use of the company car shall be borne exclusively by [Title].

2.3.	Full Compensation: The fixed annual salary provided in sec.2.1 (a) above shall cover all rights to compensation for the performance of duties, including overtime hours and hours worked on Sundays and holidays.

2.4.	Absence from Work: Should [Title] be temporarily unable to attend work due to illness, he shall continue to receive remuneration as specified in provided in sec.2.1 (a) above (fixed salary) less sickness benefits for the shorter of a six month period or the remainder of the term of this Service Agreement.

2.5.	Death in Service: Should [Title] die during the period of the service relation, his surviving spouse and the children of his marriage under 25 years of age or still in their education, shall enjoy a joint right to receive the salary stipulated in sec.2.1 (a) above (fixed salary) for the month of the death and the subsequent three months.

2.6.	Reimbursement of Expenses: [Title] is entitled to have costs incurred during the fulfillment of his management functions and duties fully reimbursed. [Title] shall comply with the applicable travel guidelines of the Company.

3.	Confidentiality

3.1.	Confidentiality during the Service relation: During the term of this Agreement, [Title] shall keep strictly confidential all information regarding the business or special matters of the Company and shall not use such information for its own or any third party’s benefit. This obligation of confidentiality shall in particular apply with regard to strategic plans of the Company or Affiliated Companies as well as transactions intended or entered into by the Company or Affiliated Companies, all information regarding products and product development/-planning, pricing, customer, supplier and other relationships, contracts, marketing strategies, plans or analysis regarding market potential and investment opportunities, information on sales, earnings, performance, financing, fund raising plans or activities, personnel and personnel planning of the Company and Affiliated Companies. [Title] shall in particular be obliged to maintain confidentiality regarding the content of this Agreement and its negotiation.

3.2.	Confidentiality after Termination of Service: [Title]’s duty of confidentiality according to sec. 3.1 above shall survive termination of this Agreement without limitation in time.

3.3.	Compensation of Losses: In case [Title] breaches its confidentiality duty pursuant to clauses 3.1 or 3.2, [Title] shall compensate any and all losses incurred by the Company arising thereof.

4.	Insurance

4.1.	The Company will provide [Title] with coverage of an insurance policy for [Title] (D&O Insurance) as it determines to be reasonable, including a deductible.

5.	Term, Termination, Compensation, Revocation from Office etc

5.1.	Indefinite Term and Automatic Termination upon reaching Normal Retirement Age: This Agreement is effective as of the Effective Date and is concluded for an indefinite period of time. The Agreement terminates, though, without notice being necessary, at the end of the month in which [Title] reaches the regular age limit in the statutory pension insurance.

5.2.	This agreement can be terminated with six month notice, and the termination date will respectively be June 30 and December 31 of every year.

Compensation in case of Normal Notice by Company: If the Company terminates this Agreement by normal notice pursuant to this clause 5.3, first sentence, [Title] is entitled to receive at the end of the service relation a gross compensation in the amount of           % of 1/12th of his then current fixed annual salary pursuant to Section 2.1 (a) of this Agreement for each completed year of service from his commencement of service date 10 January 2012 until the end of the service relation (“Compensation”), subject to [Title] having signed (and delivered to the Company) a termination of service agreement prepared by the Company within three weeks after having received the termination of service agreement from the Company. The termination of service agreement will, inter alia, stipulate that [Title]’s service relation terminates due to the normal notice of the Company as intended and that [Title] will not be entitled to receive any bonus neither for the year in which the Company has given notice nor for the year in which the service relation terminates.

5.3.	Notice for Cause: The service relation may be terminated by either Party without observance of the notice period due to good cause if facts exist based on which the Party giving notice for cause cannot be expected, taking into consideration all circumstances of the case and balancing the interests of both Parties, to continue the service relation until expiration of the notice period (§ 626 German Civil Code). “Good cause” exists also where [Title] breaches either any of the approval requirements pursuant to clause 1.3 above (or any approval requirements in any resolution of the Shareholder Meeting) or his confidentiality obligation pursuant to clause 3 above.

5.4.	Written Notice: Any notice of termination of the service relation must be made in writing.

5.5.	Revocation from Office: The Company’s Shareholder Meeting may decide to revoke [Title]’s appointment as [Title] at any point in time.

5.6.	Garden Leave: After revocation from office, the Company shall be entitled to release (freistellen) [Title] from his service obligations established hereunder. During the time of the release of obligations (Freistellung) Section 615 sentence 2 of the German Civil Code applies mutatis mutandis.

5.7.	Return of Property etc: After a revocation from office, [Title] shall return to the Company all work and business documents including electronically saved data as well as his own notes and copies, which concern issues of the Company or Affiliated Companies immediately and without waiting for a request. This also applies to all of the Company’s belongings that are in the possession of [Title], especially to keys to the business premises of the Company, company cars and keys to this, mobile telephones, computers, notebooks, CDs and other hardware etc. [Title] forfeits all rights to such data and to the above mentioned objects upon termination of this Agreement.

Any right of retention regarding the aforementioned items shall be excluded.

6.	Termination of any and all prior service agreements

6.1.	With effect as of the expiry of the day immediately preceding the Effective Date, any and all agreements relating to the service relation of the Parties will terminate.

7.	Miscellaneous

7.1.	In the event that any provisions hereof are ineffective or incomplete or will lose their validity at a later date, the effectiveness of the remaining provisions shall not be affected thereby. The invalid provision shall be replaced or any gap shall be filled with a reasonable provision that comes closest to what the contracting parties intended in setting their economic goals or would have intended if they were aware of the invalidity or the gap in the provisions.

7.2.	Any ancillary agreements and amendments to this Service Agreement must be made in writing. The same shall apply to any modification of the present requirement as to written form.

7.3.	This Service Agreement shall be governed by the laws of Germany. Exclusive Place of Jurisdiction shall be the seat of the Company. In view of the language capabilities of the individuals signing this Agreement, it is agreed that the English text of this Agreement is the controlling version and that the German text is a non-binding translation.

Place, Date / Ort, Datum _______________

Renesola Deutschland GmbH

____________________________

Represented by the Shareholders, these represented by Mr. Xianshou Li

Place, Date / Ort, Datum

[         ]

____________________________

- 6 -